EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended
	Years Ended June 30					September 30
	2003	2004	2005	2006	2007	2006	2007
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$7,219	$9,010	$9,954	$12,419	$14,746	$3,863	$4,229

Fixed charges (excluding capitalized interest)	657	719	924	1,242	1,428	398	403

TOTAL EARNINGS, AS DEFINED	$7,876	$9,729	$10,878	$13,661	$16,174	$4,261	$4,632

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$561	$629	$869	$1,153	$1,374	$373	$379
1/3 of rental expense	96	90	90	122	124	32	32

TOTAL FIXED CHARGES, AS DEFINED	$657	$719	$959	$1,275	$1,498	$405	$411

RATIO OF EARNINGS TO FIXED CHARGES	12.0x	13.5x	11.3x	10.7x	10.8x	10.5x	11.3x